

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 28, 2025

Gaurav Anand
Chief Financial Officer
Coupang, Inc.
720 Olive Way, Suite 600
Seattle, Washington 98101

  Re: Coupang, Inc.
    Form 10-K for Fiscal Year Ended December 31, 2024
    File No. 001-40115

Dear Gaurav Anand:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Trade & Services